SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  March 23, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated March 23, 2004

4

2

News release dated March 23, 2004

23 March 2004

Norske Skog Canada Limited Completes Sale of US$250 Million Principal Amount of Senior Notes

Vancouver, BC- Norske Skog Canada Limited (the “Company”) today announced that it has closed its previously announced offering of US$250 million aggregate principal amount of 7-3/8% Senior Notes due 2014 (the “Senior Notes”). The Senior Notes were offered at par and will result in net proceeds of approximately US$245 million. The Senior Notes were offered in a private placement within the United States and in certain Canadian Provinces.

The Company intends to use the proceeds from the sale of the Senior Notes to retire US$200 million principal amount of its outstanding 10% Senior Notes due 2009 which are subject to a tender offer and consent solicitation which commenced on March 9, 2004. The Company intends to use the balance of the net proceeds of the offering for general corporate purposes.

The Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the Senior Notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040

23 March 2004

Norske Skog Canada Limited Announces Successful Consent Solicitation

Vancouver, BC- Norske Skog Canada Limited (the “Company”) today announced that it has successfully completed its Consent Solicitation relating to the US$200 million principal amount of its 10% Senior Notes due 2009 (the “2009 Notes”). The Consent Solicitation was conducted in conjunction with the Company’s offer to purchase any and all of the outstanding 2009 Notes (the “Offer”), and expired at 5:00 p.m., New York City time, on Monday, March 22, 2004 (the “Early Tender Date”). A total of US$182,610,000 or 91.3% of the aggregate outstanding principal amount of 2009 Notes was tendered in the Offer and Consent Solicitation prior to the Early Tender Date.

Accordingly, the Company has executed a ninth supplemental indenture to the indenture governing the 2009 Notes, the effect of which is to eliminate substantially all of the restrictive covenants and amend certain other provisions contained in the indenture. The Company has today accepted for payment the 2009 Notes tendered prior to the Early Tender Date and has paid total consideration of approximately US$192,831,087 (comprised of the Offer Consideration, the Consent Payment and accrued and unpaid interest) to the holders of the 2009 Notes so tendered.

The Offer, as described in the Company’s Offer to Purchase and Consent Solicitation Statement dated March 9, 2004 and related Consent and Letter of Transmittal (the “Offer Documents”), expires at 12:01 a.m., New York City time, on Tuesday, April 6, 2004 (the “Expiration Date”). The 2009 Notes tendered prior to the Expiration Date will be purchased at a price of US$1023.75 per US$1,000 principal amount of 2009 Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The conditions to the Offer continue to be as set out in the Offer Documents. The Offer Documents should be read carefully before any decision is made with respect to the Offer.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040